Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

1Q24 Earnings Results Transcription

May 15th, 2024

Operator: Good morning and welcome to the JBS S/A and JBS USA first quarter of 2024 results conference call. At this time, all participants are in listen-only mode. Later, we will conduct a questions and answer session and instructions will be given at that time.

As a reminder, this conference is being recorded. Any statements eventually made during this conference call in connection with the company’s business outlook, projections, operating and financial targets, or potential growth should be understood as merely forecasts based on the company’s management expectation in relation to the future of JBS. Such expectations are highly dependent on market conditions, on Brazil’s overall economic performance, and on industry and international market behavior, and therefore are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Officer.

Now, I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS.

Mr. Tomazoni, you may begin your presentation.

Excuse me, Mr. Tomazoni, you may unmute your microphone, please.

Gilberto Tomazoni: Good morning, everyone. Thank you very much for your participation in our results teleconference.

Before delving to the results, I want to take this opportunity to express my solidarity with the victims on the catastrophe caused by the rain in Rio Grande do Sul, especially our more than 16,000 team members in the state. The world has been following the situation with sadness, and the dedication of our entire team has been essential to help our team members, our partners, along with their families, and the impact community recovery.

Once again, I want to express my deep admiration and gratitude for this extraordinary work that everyone has been doing to offer support during this tragic event.

As a company, we have mobilized them to provide donations of essential items for assistance to people in the region, such as food, hygiene and cleaning products, water, clothing and blankets.

Shifting to our results that were release today, JBS’s solid first quarter reinforced that we are in the path to recover as indicated in the previous periods. We added nearly 2% points to our consolidated EBITDA margins compared to the fourth quarter of 2023, and almost 5 points compared to the first quarter of 2023, achieving a margin of 70.2 for the period.

I would like to highlight Seara’s results with a double-digit margin already achieved in the first quarter. The closing of some operation gaps, the normalization of grain costs, and the growth in volume in domestic market reinforce a promise prospect for Seara this year. We maintain our focus of identifying consumer preference and capturing operational opportunities.

The focus on key customers, brand growth and consolidation of the business in Europe along with the pursuit of operational excellence are reflected in the Pilgrim’s strong performance. Business margins saw a significant increase, jumping from 6.5% in the first quarter in 2023 to 11% in the first quarter of 2024.

US Pork margins similarly increased from 2.5% to 16.4% over the same period. Both the poultry and pork business are benefited from reduction of grain price, as well as the rebalance of supply and demand.

I want to highlight that the strength of our results once again reinforces the importance of geographical and protein diversification. In a traditional weaker quarter of the global protein industry, the beef business in Brazil and Australia captured cattle cycle high in both countries, while JBS beef North America continues to experience weak margins due to where we are in the region’s cattle cycle in season conditions, as previously noted.

We achieved net profit of US$332.3 million for the period with net revenue of US$18 billion and adjusted EBITDA of US$1.3 million. Our priority remains the leverage. The leverage rate decreased from 40.42 times in dollar in the fourth quarter of 2022 to 3.66 in dollars in the first quarter of 2024. The results from the quarter emphasize our confidence in JBS long-term strategy, focus on expanding our global multi-protein platform and consolidation our portfolio of strong brands and value-added products.

In this regard, we have made numerous investments over the past few years that will begin the yield results. Brazil, we will open a new in natura pork plant and prepared food plant this year in Dourados, an industrial complex in Mato Grosso do Sul. We also announced in April that we will double the capacity of our Campo Grande beef facility in the same state, one of the recently approved China export facilities.

In Jeddah, Saudi Arabia, we are finalizing our third Halal value-added products facility. And in San Sebastian, Spain, we will begin operation at the Biotech Food cultivated protein plant.

We remain focused on what we control to become increasingly competitive in each market where we operate. For this reason, we have an absolute focus on our operation, cost management, productivity increase, portfolio optimization, and prices, regardless of geographically or economic situation. We are confident that the strength of our platform combined with our financial performance and our commitment to excellence and innovation will allow JBS to continue its growth trajectory, generate value for our stakeholders and the communities in which we operate.

Thank you again for your participation in this result call and now I will pass the floor to Guilherme, who will detail our numbers. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s now move to the operational and financial highlights of the first quarter of 2024.

Starting on slide 15, please, net revenue in the first quarter of 2024 was US$18 billion. Adjusted EBITDA totaled US$1.3 billion and represents a margin of 7.2% for the quarter. Net profit was US$332 million in the first quarter.

Moving on to the next slide, operating cash flow in the quarter was US$25 million. Free cash flow for the quarter was negative at US$625 million. As we anticipated in the last earnings conference call, we estimated that the cash consumption would be half of the amount reported in the same period last year, which happened.

Despite this cash consumption, which is common to the first quarter due to the seasonality of the period, the improvement is mainly explained by the increase in results from practically all of our business units. Also on this slide, capital expenditures in the quarter was approximately US$284 million, 55% of each was maintenance CAPEX. This amount is 26% lower than the first quarter 2023 and is in line with our estimate of the year of US$1.3 billion.

Now moving to slide 17, net debt ended up the first quarter at US$15.9 billion, reflecting an increase in US$569 million compared to the previous quarter. A change that is in line with the cash consumption of the quarter and expected considering the seasonality of this time of the year. Leverage in dollars reduced from 4.32 to 3.7, and in Reais from 4.32 to 3.7 in the quarterly comparison, confirming that deleveraging path that we had indicated in previous calls.

For the second quarter, we expect another significant decrease in this indicator to around 3 times. A simple leverage exercise – without considering guidance –, to achieve a leverage at the end of the year of 2.5 times, our consolidated margin for 2024 should be close to 7.5%. Considering that the first quarter is seasonally weaker, and the margin was already 7.2%, it is reasonable to think about this level of leverage for the end of the year. Thus, aligned with our policy of maintaining leverage rate between 2 and 3 times in the long term.

It’s worth mentioning that we reduced gross debt in US$666 million in the first quarter, mainly due to the payment of short and long-term bank debts. We will continue to reduce gross debt in the second quarter.

So I will now briefly go through the business units. Starting with Seara on slide 18, net revenue for the quarter remained stable in relation to the same period of the previous years at US$2.1 billion. However, as we had indicated, profitability has already returned to normalized double-digit levels.

This improvement is the result of the intense focus on operational excellence, on the management team, on reducing costs, especially grains, and on better balance of global supply and demand, on commercial execution, and on the maturation process of Seara’s new plants. Thus, the EBITDA the margin grew by more than 10 percentage points in the annual comparison, reaching 11.6% in the first quarter.

Moving now to slide 19, JBS Brazil recorded net revenue 22% higher than the first quarter last year, driven by higher volumes sold. The favorable cattle cycle had a positive impact on sales volume, both in domestic and international markets, due to the greater availability of animals for slaughter. This cycle has also contributed to reduce the prices of live cattle. As a consequence, has boosted profitability in a positive way.

Moving to the slide 20 and now we’re speaking in dollars and in USGAAP. JBS Beef North America net revenue grew 6% year over year in the quarter as a result of the increase in average prices and volumes. However profitability was still under pressure considering the more challenging cattle cycle given that the price of live cattle increased more than wholesale price.

In slide 21, JBS Australia in the quarter, the growth in revenue in the annual comparison is the result of higher volume sold in both domestic and international markets. The growth in profitability in the annual comparison mainly reflected the greater availability of cattle in the market given the more favorable cattle cycle and efficiency gains in several areas of our business in Australia.

Turning now to you, JBS USA Pork, net revenue for the quarter was 6% higher compared to the first quarter last year due to the increase in average prices in the period. In addition to the improvement in commercial dynamics, profitability in the quarter was positively impacted by lower average grain costs, reduction in the average pork price, and continuous efforts aimed at expanding value-added portfolio in addition to improving commercial operational and logistic execution.

Pilgrim’s Pride, highlighted on the slide 23, recorded an increase in net revenues of 5% in the first quarter of 2024 compared to the last year. The first quarter brought the fruits of the strategy already implemented, allowing the company to grow ahead of the markets together with the key customers.

The portfolio of branded products continue to expand and contribute to the diversification. These efforts combined with an intense focus on operational excellence resulted in an increased profitability in the period.

As you can see, the results for the first quarter were very encouraging, as we had indicated in the last earnings conference calls. Therefore, we are optimistic about our deleveraging and free cash flow generation trajectory for the year.

At this time, I would like to open for our question-and-answer session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, click the “raise hand” button. If at any point your question is answered, you can remove yourself from the queue by clicking “lower hand”.

And our first question comes from Priya Ohri-Gupta, with Barclays. Please Priya, you may proceed.

Priya Ohri-Gupta: Great, thank you so much for taking the questions. Guilherme, congratulations on the deleveraging so far. It sounds like you expect to continue to pay down debt in the second quarter. Given where your cash balance is and typically second quarter starting when you seasonally generate free cash flow or positive free cash flow, how should we think about, first, the amount of debt that you would look to bring down in second quarter to get to that 3 times level that you had mentioned on the call?

And then secondly, as you think about repaying this debt, what type of an approach do you take? Do you look to sort of maximize your deleveraging by thinking about the price of the bonds and going for lower, or do you think about NPV benefits that taking out certain bonds could bring? Thank you.

Guilherme Cavalcanti: Thank you, Priya, for your question. First, the payment of the debt that we intend to do in the second quarter has not impacted on the 3 times that I mentioned, because I mentioned 3 times net debt. So that less cash. So the amount, how much I will pay in the second quarter won’t affect this estimate for 3 times in the second quarter.

Now, in terms of paying down that, you’re right. I finished the first quarter with US$3.5 billion in cash on hand, plus US$3.2 billion in revolving facilities. This cash on hands I have access, I don’t need all that cash to operate, even in a more volatile scenario. But of course, we are always more conservative.

We paid US$660 million in debt in the first quarter. In the second quarter, we intend to pay at least US$500 million in gross debt. So currently, I’m working with the payment of US$500 million in gross debt.

If you look at our debt breakdown, we have 13% local debentures in Brazil. In fact, 11% of our debt is local debentures in Brazil, which I just announced a repurchase of R$1.8 billion, and an issuance of R$1.5 to 1.8 billion. So just I’m getting better rates and better tenors in making this exchange in the local debentures.

The US$500 million that I intend to pay in the second quarter, given that our commercial banks now it’s only 3% of all debt and this is rural credit, which has a very low cost of that and in fact a positive carry, you’re right that I have to think about repurchasing bonds.

And the strategy we are still analyzing, which what will be, NPV or gross debt or average cost of that, I would say that having a lower average cost of that improves our free cash flow for the period. So I would say that this would be a parameter to decrease the average cost of that because then I decrease my financial expenses and increase my free cash flow for the years, giving me even more flexibility going forward.

But of course, this will all depend on the studies and the level of the bonds in the secondary market by the time that we decide to do this.

Priya Ohri-Gupta: Okay, wonderful. That’s helpful. And I believe on the call earlier this morning, you mentioned that the objective is to maintain that leverage sort of in the 2,5 to 3 times area because anything sort of in the lower part of that 2 to 3 times corridors is not as efficient.

First, can you just walk us through that piece? And then as you think about sort of this faster pace of deleveraging, it sounds like you could start to think about things like M&A or dividends. Can you, secondly, just walk us through how you would prioritize those and the timing of sort of that happening relative to when some of the deleveraging will come through in the back half? Thank you.

Guilherme Cavalcanti: Okay, Priya. So good question. So first our long-term prize is not 2,5 to 3; it is 2 to 3 times. So our long-term goal is to be between 2- and 3-times net debt to EBITDA, okay? So an average of 2,5. If we start to get too much below 2 times net debt to EBITDA, as what has happened in 2021, for example, we were more aggressive in returning capital to the shareholders and also, we did M&A.

In the last five years, we generated more than US$10 million in cash, which should applied in US$4 billion in expansion CAPEX, US$3.2 billion in acquisitions, US$3 billion in dividends and US$3 billion in share repurchase because leverage was going down and if you start to be with a lower debt, you decrease your returns to the equity holders, and it’s not so that efficient.

So, in case our deleveraging is faster and going to the lower range or even below 2 times, we will for sure open opportunities for M&A and dividends. But M&A, it’s an opportunistic, we will not do M&A, allocate…. first comes the target and the opportunity, and if it makes sense, if it creates value, if it’s accretive, and then we think about the leverage, not the other way around.

So if M&A has an opportunity, regardless of the leverage, if it’s an opportunity to create value for all stakeholders, that is the priority. But generally, those M&A situations they take more time. And if we deleverage faster than we have a good opportunity of M&A, dividends increase could be an alternative.

Priya Ohri-Gupta: So, could we potentially see the dividend increase this year outside of possibly what may be paid with regards to the listing?

And then just my last follow-up is if you could give us any update on where you are with the listing process. Thank you.

Guilherme Cavalcanti: Yeah, we already promised US$450 million in basically R$1 per share in case the listing is approved, and of course, we didn’t start the discussions of other levels of dividends, but again, it will all depend on the deleveraging path. We don’t need to make this decision now. Let’s see how the year goes and how fast the deleveraging happens for then we think about if we increase or not the level of dividends.

In terms of the listing, we saw that we make the filings on March 27, and we’re still in the process and waiting for answers from SEC but is in the normal course of the process.

Priya Ohri-Gupta: Thank you so much.

Operator: Our next question comes from Ben Theurer, with Barclays. Please go ahead.

Ben Theurer: Yeah, good morning and thanks for taking my question. Tomazoni, maybe just following along the lines from Priya, what we’ve just talked about, and coming back to M&A and what’s opportunistic and what’s creating value for shareholders. So clearly, we’ve all seen a certain news article about Oscar Mayer in the US potentially being up for that.

So as it relates to that, what is opportunistic for you and creates value given the potential for synergies here of integrating that, would that something or somewhere else, would that be something that you would consider as a good target, as it would allow you to also further vertically integrate and create value? Just like if you have some general comments on that, that would be much appreciated.

Gilberto Tomazoni: Hi, Ben, thank you for the question. We have, along these years, to say that our strategy in terms of growth will be in aquaculture. We want to transform aquaculture the same we have done with chicken and pork to become a relevant actor in this arena. We started a small operation in Australia, but our focus is to grow in this segment. And then we have mentioned that value added, and brand is one of our priorities, and this is to be in Brazil, or be in the US, or be all over the world, we want that this part of value-added brand grow in our portfolio. And the other business, like chicken and pork, remain our priority for growth.

And I cannot mention specific the target that you have mentioned, because it’s part of the strategy of the company evaluate all of the times the opportunity we have. But what I can say to you, that value-added and brand is part of our strategy, but should be things that is aligned with the strategy but make sense in terms of value creation. And this is the binomial that we are looking for: Align with the strategy and make sense of economic.

Ben Theurer: Okay, perfect. Tomazoni, that’s very helpful. And then maybe another question with Wesley on the call as well. Just wanted to dig a little bit into the dynamics right now in US Beef and what you’re seeing. So, two-fold questions. So one, I think you mentioned on the call earlier this morning about being weaker than about a year ago, and I think this is obviously US Beef specific. But just if you could clarify that and where it’s ultimately coming from, that softness versus a year ago.

And then second, the most recent data we’ve been looking at, it hasn’t been that complete, but it doesn’t feel like there is yet much confirmation as to heifer retention. So, just wanted to get your comments on what you’re seeing on the ground in terms of what type of cattle comes into the slaughter, and if you’re sensing a little bit of a switch and potential for heifer retention to be happening right now.

Wesley Batista: Ben, good morning. On US Beef, for sure, you know, compared to last year, and it’s simple to see, just look at the spreads of what the US publishes, and it’s going to be a more challenging year this year compared to previous year. And it’s simple, it’s a lower availability of cattle, and on the demand side, obviously, the consumer with overall inflation in many other categories, obviously, makes it more difficult for the consumer to have a higher demand for beef.

And on the export markets, it’s not very dramatic, but we obviously have our Australian business doing very well and our Brazilian business doing very well in volumes and exporting, obviously that creates competition for the US Beef.

So for sure it’s a tougher challenge, a tougher market than last year for beef. And just to be very clear, that’s beef. When we talk about second quarter for pork, we expect second quarter for pork to be, even though we see a tighter packer margin, we have our own live production, so should balance it out. And we think that Q2 has the potential to be better than Q1 for pork – and I wanted to make that very clear –, across the board, we’re pretty optimistic about our other businesses.

So the US Beef business being tougher this year, when I talk about the second quarter being tougher, it’s beef specific, for sure. Even in the US with chicken, with pork, we expect it to be actually better in the second quarter than the first quarter. And same thing goes for Australian business and everything. So this is beef specific.

When it comes to heifer retention, Ben, you’re right that we haven’t seen a very, very clear and definite data that indicates that heifer retention has significantly started. But we see signs, initial signs that we see, we look at it with optimism. One of them is, like I’ve been saying in the earnings calls for a while, relatively speaking, it’s a better year from a precipitation, from a water perspective compared to previous year. It’s not perfect everywhere. You have the Northern grains being a little bit more…still pretty dry, but overall it’s better than last year. So I see that with optimism.

And the other thing is the reduction we’re seeing in cattle processed year over year. When you qualify that data a little bit, we’re seeing a 13% drop in cow kill, you know, it’s still not as low as it should be to have a clear understanding of heifer retention, but it’s a 13% decrease, so it’s not irrelevant.

And even within the fed cattle being processed, we’re down 3.3%, quarter over quarter, Q1 over Q1 previous year, and if you open that in steer and heifer, it’s a 3% decline in steer and a 3.8% in heifer.

Again, I’m not saying that those are definite signs that we’re well underway in heifer retention. I’m not saying that, but we look at those signs with optimism.

Ben Theurer: Thanks for that Wesley. And then one last question on Seara. Clearly very strong first quarter, double digit margins. How is the second quarter coming together? Is that just a level you think you can kind of run through? Or were there certain specifics in 1Q that potentially not repeat into 2Q as it relates to the profitability?

Gilberto Tomazoni: Ben, in reality, I mentioned in my speech in the beginning that Seara was able to catch part of the gaps that were identified. We made opportunities to keep improving our personal excellence and capture these gaps. This is one thing. We are not at the end of the process; we are in the process. It’s a part.

Of course, the main part of the grain benefit, or practically all of the grain benefit, is already in our results. But the potential of Seara because of the, as I mentioned before, the capture of the gaps, Seara is not still in the full potential capacity. We expect that Seara keep growing its margin.

Ben Theurer: Thanks, Tomazoni.

Operator: Our next question comes from Carlos Laboy, with HSBC. Please go ahead.

Carlos Laboy: Yes, good morning, Guilherme. Can you please give us an update on where you stand in terms of the SEC filings? The next steps as you look forward toward the New York Stock Exchange the listing.

Guilherme Cavalcanti: Okay. So again, as I mentioned before, we did the filings on March 27th, and we are waiting for SEC response. So it depends on the level of questions that might come or not from the process because it’s a back-and-forth process. And at some point, SEC will have no more questions and then we can ask for a registration. And then, once we have a go-ahead of SEC for the registration, then we can call a General Assembly and then put it to vote and so on.

Carlos Laboy: Thank you.

Operator: Our next question comes from Carla Casilla, with JP Morgan. Please go ahead.

Carla Casilla: A couple of questions that are follow-up and then one new one. I think one of the prior callers had asked about Oscar Meyer, which may be for sale from Kraft. Did you say how something like that might fit into your portfolio or anything that could be of interest to you, would you even look at it?

Gilberto Tomazoni: Carla, I just mentioned before to Ben that our strategy is to grow in value-added and brand, grow in aquaculture grow in chicken and we are investing in Brazil in this direction for growing value-added and brand, we are evaluating all of the opportunities in this arena. And I cannot comment on one specific target that you mentioned, but I’d say it’s part of our structure to grow in value-added and brand.

And of course, it’s one of the important things, fit with our structure. The second should make sense in terms of value creation to the company.

Carla Casilla: Okay, great. I’m sorry I missed that. And then Pork was so strong. I’m just wondering if you saw any outperformance in markets like California or Massachusetts where some of your competitors may not have enough of the [unintelligible] kind of hog supply. Is there any of that driving some of your strength there?

Wesley Batista: Carla, good morning. We obviously got prepared with this very early on, but I wouldn’t say that a big part of our strong performance comes from that specifically. It’s obviously, you know, being prepared and being able to service our customers in those markets, especially in California, which is a huge market, is important for sure, especially to keep, you know, our strategy of key customers and being able to continue that strategy. It’s very important. I’m not downplaying that, but I wouldn’t say that the strong performance of pork comes fundamentally from something like that, it’s a buy-make-sell, it’s performing well on the three points.

Carla Casilla: Okay, great. And then a follow-up on, you mentioned when talking about the debt structure that you refinanced some of the Real debt. Did you say what rate? I didn’t see any change in the rates in your debt schedule. I’m just wondering when you refinanced it and maybe how much you were able to improve the rate.

Guilherme Cavalcanti: Okay. So, Carla, basically, I announced it repurchase of R$1.8 billion of local debentures that has debts in different maturities but more or less in 2030. And I’m issuing other tranches in the same amount maturing in longer terms, with 20 years, 15 years. So basically, we will extend the maturities, but those local debentures the rates are inflation, so IPCA is the Brazilian inflation, plus a spread.

This spread we only know in the book building that will be done in May 24, because how it works? We put a ceiling rate, but then as the demand is higher, we compress the rate. So I cannot say now how much will be the difference in rates from the ones that I’m repurchasing and the ones that I’m issuing, but for sure I’m extending the tenors.

But it also depends on how much people choose this from 10, 15 or 20 years.

Carla Casilla: Okay, great. That’s super helpful. And then just one last one. You did another bond exchange this quarter. Are all of your 100% of your bonds now all registered and exchanged?

Guilherme Cavalcanti: No, the last ones that we did in September of 2023, the 10s and 30s that is maturing in 34 and 53, they are not registered yet. When we filed the listing in March 27, we filed together the ask for the registering of those bonds. That so far is still 144A. And then SEC probably will answer everything together, all the filings together.

Carla Casilla: Okay, great. Thank you so much.

Operator: Our next question comes from Guilherme Palhares, with Santander. Please go ahead.

Guilherme Palhares: Good morning, everyone. Just a follow-up from the conference call in Portuguese. Wesley, you mentioned there are other 2 percentage points of margins to be captured in the US Beef market. If you could just go into detail where those gains are. Are those on the industrial side or on the commercial side? If you could give more details on that, that would be appreciated.

And sorry if I missed the initial speeches, but, Guilherme, if you could go through that equation that you usually share in terms of the breakeven in terms of cash flow for the year, that would be also appreciated. Thank you.

Wesley Batista: Guilherme, good morning. I would say out of the 2%, 1,5% is operations in the plants and half a percentage point is in sales. But I would also mention to you that, you know, you probably noticed already that, when we first did this call, I spoke about this a year ago, we were talking about 2% sort of thing, and we’ve got that, and we found some more opportunities. So if we’re able to close this other 2%, I wouldn’t be surprised if we found another 1 or 2% opportunities because, you know, I don’t think that 2%, this extra 2% I’m talking about brings us to perfection.

I think that just brings where we see our operations should be performing. And that’s what we have met so far. But I’ll say 1,5 to operations and half a percentage more on the commercial side.

Guilherme Cavalcanti: Hi, Guilherme. So our breakeven EBITDA analysis continues to be the same. So capital expenditures of US$1.3 billion for the year, and if you look on page 6 of the press release, the capital expenditures of the first quarter is in line with this forecast. Also, interest expenses, US$1.1 billion. Also, first quarter was in line with that. Leasing of US$500 million, first quarter was also in line with this amount. And biological assets, we put in this analysis US$650 million of working capital consumptions for biological assets in case the grain prices stays the same.

So if you look on the first quarter, the biological asset consumption was much lower because of the falling in the grain prices. So these biological assets consumption depends a lot on the grain prices. So that’s one that is not fixed basically as the others. But the analysis continues to be the same because grain prices we don’t know, if it can fall more or go up. So, continues to be this US$3.5 billion EIBTDA. And remember that any EBITDA above that, then we have to subtract 25% of our effective tax rate.

Guilherme Palhares: Thank you, Guilherme, thank you, Wesley. Just a follow-up, Wesley. You said 75% of the 2-percentage margin benefit on the industrial side. If you could just mention, where do you think the gaps are on the industry? So, is it about pricing? Is it about automation? Where do you see the gaps and where do you envision the operations being best practices going forward?

Wesley Batista: That would be coming from automation or anything that would require the CAPEX for us to achieve it. It is performing well from an efficiency perspective. Efficiency here meaning labor efficiency and mix of the plant level, getting the right products in the right buckets. It’s more things that are 100% under our control without the extra CAPEX.

Guilherme Palhares: That makes perfect sense. Thank you.

Operator: This is the end of the conference call held by JBS. Thank you very much for your participation and have a nice day.